UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

August 12, 2024
Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

SMITH & NEPHEW PLC (the "Company")

Statement regarding Further Shareholder Consultation on the 2024 Directors' Remuneration Policy ("Policy") and Restricted Share Plan ("RSP")

Smith+Nephew (LSE: SN, NYSE: SNN), the global medical technology business, announces the conclusion of its further shareholder consultation on its Remuneration Policy and RSP following shareholder approval at the Annual General Meeting held on 1 May 2024 (the "AGM").

As Resolution 2 (to approve the Policy) and Resolution 19 (to approve the RSP) (together the "Resolutions") received less than 80% shareholder support, in accordance with the provisions of the UK Corporate Governance Code, Angie Risley, Chair of the Remuneration Committee sought further engagement with investors comprising 75% of the Company's issued share capital as at 31 May 2024 and with proxy advisors to consult with and seek additional feedback on these Resolutions.

Engagement with shareholders and proxy advisers during the further consultation period which ran from 6 June to 19 July 2024 (inclusive) was constructive. Shareholders with whom the Company had previously engaged during the original shareholder consultation (October 2023 - February 2024) responded to confirm that they understood the rationale for the long term incentives outlined in Policy and the RSP and confirmed the original feedback provided to the Board.

During this consultation, no additional request for engagement or feedback was received from shareholders who voted against the Resolutions. Following closure of the consultation and given the lack of additional feedback from investors who did not support the Resolutions, the Board has resolved to adopt and implement the Policy and the RSP on the terms approved by shareholders at the AGM.

The Company will continue to engage with shareholders and proxies on these and other remuneration matters in the future and will also address feedback and areas of interest raised by shareholders during the full consultation process through narrative disclosures in the 2024 Annual Report.

In accordance with the Policy, the Company will grant certain awards to Deepak Nath, Chief Executive Officer on or about 19 August 2024:

●     An increase in the number of shares awarded under the Performance Share Programme ("PSP") 2024 of 27,520 USD 0.20 ordinary shares on the same terms and conditions, including performance conditions, as the PSP award granted on 8 March 2024.

●      An RSP award of USD 0.20 ordinary shares which will normally vest in three equal tranches over a three-year period, contingent on a reasonable judgement underpin being met as determined by the Remuneration Committee. The number of shares to be awarded and the award share price will be determined using the average closing share price over the period 1 August to 14 August 2024.

Further details of these awards are set out below:

 PSP 2024 - 2026 awards: In accordance with the new Policy, the Remuneration Committee has approved the grant of an increased level of Performance Share Plan awards shown in the table below which will vest on 8 March 2027, subject to the achievement of the performance conditions which are measured over the period 1 January 2024 to 31 December 2026.

Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Nature of the transaction	Performance Share Awards to be granted under the Smith & Nephew Global Share Plan 2020.

Name (Position)	Status	Price (s)	Volume(s)*	Aggregated information
Deepak Nath (Chief Executive Officer)	Director	£10.875	27,520	N/A Single Transaction

* The number of shares assuming a maximum vesting is shown.

Restricted Share Plan 2024 awards: The Remuneration Committee has approved the grant of awards which will vest in three equal tranches on the first, second, and third anniversary of the award, contingent on a reasonable judgement underpin being met as determined by the Remuneration Committee.

The number of shares to be awarded and the award share price will be determined using the average closing share price over the period 1 August to 14 August 2024. Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant vesting period.

An announcement will be made following the formal grant of the awards set out above in accordance with applicable regulations.

Helen Barraclough
Company Secretary
Smith & Nephew plc
Tel: +44 (0)1923 477100

Enquiries

Investors / Analysts Andrew Swift Smith+Nephew	+44 (0) 1923 477433
Media Charles ReynoldsSmith+Nephew	+44 (0) 1923 477314
Susan Gilchrist / Ayesha BharmalBrunswick	+44 (0) 20 7404 5959

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 18,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.5 billion in 2023. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC's website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 12, 2024	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary